

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 10, 2010

Troy A. Lyndon, Chief Executive Officer
Left Behind Games Inc.
25060 Hancock Avenue
Suite 103, Box 110
Murrieta, CA 92562

> **Re: Left Behind Games Inc.**
> **Amendment No. 2 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed December 7, 2010**
> **File No. 000-50603**

Dear Mr. Lyndon:

We have reviewed your revised filing and have the following comment.

<u>General</u>

1.   We note your revised disclosure in response to prior comment 1 of our letter dated December 1, 2010. You state that the chart on page 5 focuses on some of the differences which the company believes are "most relevant to the existing shareholders." Please ensure that your discussion addresses all of the *material* differences between the corporate laws of Washington and Nevada affecting shareholders. In this regard, we note that there may be differences in the laws relating to special meetings and cumulative voting that should be discussed.

You may contact Jan Woo at (202) 551-3453 if you have questions. If you require further assistance, please contact me at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile at (732) 530-9008</u>
Virginia K. Sourlis, Esq.
The Sourlis Law Firm